
umicore

03 DEC 30 7:21

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek


03045507

Brussels, December 23, 2003
LegalCorp 62/2003

Dear Sir,

SUPPL

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press release issued on December 17, 2003 entitled : "Umicore wins sustainable development prize";
- the press release issued on December 19, 2003 entitled : "Umicore announces a new wave of investments".

Yours sincerely,

Umicore

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Ph. Gothier
Deputy General Counsel

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
Tel +32 2 227 71 11
Fax +32 2 227 79 00
VAT BE401 574 852
Bank 210-0052900-87



Press release

17 December 2003

Umicore wins sustainable development prize

Umicore is gratified to have received the Belgian Environmental Prize 2003 – 2004 under the category 'international partnership for sustainable development'. The award was specifically for the rehabilitation project at Umicore's copper operations in Bulgaria (Umicore Med) – acquired in 1997. The prize was presented to Umicore CEO Thomas Leysen and Tom Beamish, Director of Umicore's Bulgarian operations, by Ms. Freya Van den Bossche, the Belgian federal minister for the Environment on 16 December at a ceremony organised by the Belgian Employers' Federation in Brussels.

Following Umicore's acquisition of the copper smelter in Pirdop, Bulgaria in 1997, the company agreed to manage and implement an environmental rehabilitation programme at the site on behalf of the Bulgarian Government. The remediation measures were financed by the World Bank. The implementation of the project was successfully completed in 2003 and has controlled or eliminated the historical environmental damage inflicted between 1957 – 1997.

The jury was composed of experts from academic and scientific institutions and representatives of national and regional government in Belgium. It chose the Umicore Med project as the best example of important environmental rehabilitation, with an important social component, completed through co-operation between international partners – in this case the Bulgarian Government, a private company and the World Bank.

Umicore views this award as recognition for all those who have contributed to the successful environmental rehabilitation of Umicore's Bulgarian operations and to the a positive relationship with the local communities.

For more information:
n.v. Umicore s.a.:
***Investor Relations** : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:** Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*


umicore

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



Press release

19 December 2003

Umicore announces a new wave of investments

New automotive catalyst test centre in Hanau, Germany

Umicore has decided to build a new automotive catalyst test centre at the company's Hanau plant.

The investment will involve moving the current state-of-the-art testing equipment at Hanau from its current premises to a specially adapted building on the same site. The move will provide more space for the testing facility and will enable more efficient testing methods to be implemented. The new test centre will also mean an increased test capacity and a slight reduction in operating costs.

In addition, the new infrastructure will allow the centre to meet all foreseeable test requirements under future legislation.

It is expected that the new facility will be fully operational by January 2005.

Further investments in China

Umicore today also announced three investments in China – one in automotive catalysts and two in the rechargeable battery sector. The combined value of these investments totals over US$ 20 million.

Umicore has been growing its presence in China steadily over recent years in a number of different business areas. China's emergence at the end of the twentieth century as a leading consumer and producer of metals and materials has been a highly significant economic development. Many of Umicore's key customers are now located in China and serve both the domestic Chinese and export markets. The three investments that are detailed below are indicative of Umicore's desire to produce materials close to its customer base in each of its businesses.

New automotive catalysts production facility in Suzhou

Umicore has decided to invest in a new automotive catalysts plant in Suzhou, China. The new plant will be operational in the second half of 2005.

Growth prospects for the Chinese automotive catalyst market have been boosted by the significant increase in demand for new cars as well as by Chinese legislation concerning the regulation of vehicle emissions. Production of new automobiles in China is expected to double within the next three to four years.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



New legislation has recently been enacted in China, and further emission legislation will mean that China gradually catches up with European standards. EU II standards are already in force in Beijing and will become applicable in the rest of the country from the end of this year. China has also undertaken to implement EU IV standards (those currently prevailing in the EU) in Beijing before the Olympic Games in 2008 and throughout China from 2010.

Umicore is confident that the recent development and future potential of the Chinese automotive sector, coupled with the promising legislative trend, augurs well for the continued growth of its catalyst business in China. The company currently serves the Chinese market through its South Korean plant based in Onsan and the new facility in Suzhou will greatly accelerate the company's market penetration.

New production capability for cobalt oxide in Shanghai

In order to meet the rapid growth in global demand for advanced lithium ion (Li-ion) rechargeable batteries, Umicore and its joint venture partner in Umicore Shanghai have decided to build a new cobalt oxide production plant next to the existing premises of Umicore Shanghai. Umicore will have a 94% stake in this investment.

Cobalt oxide is used in the manufacturing of lithium cobalt dioxide - the key material in Li-ion batteries which are primarily used in mobile phones and lap-top computers. The plant will have a capacity in excess of 1,500 tonnes per year with half of this capacity coming on stream in the second half of 2004.

With its unique line of products, Umicore is the world's leading producer of cobalt oxide used in the manufacture of cathode material for rechargeable Li-ion batteries. China is the fastest growing consumer of Li-ion batteries, for both domestic use and exports. Its flourishing battery industry is increasingly sourcing its materials on the domestic market.

Umicore is committed to closing the loop in all product areas. In this context part of the cobalt oxide produced will be recovered from spent batteries using a newly developed and environmentally friendly process that meets the most stringent quality requirements of the battery industry.

A strengthened battery materials portfolio through a joint venture for the production of nickel hydroxide in Jiangmen

Umicore has reached an agreement with the Chinese company JCCC (Jiangmen Chancsun Chemical Company) to create a joint venture company for the production of spherical nickel hydroxide used in the manufacturing of nickel cadmium (Ni-Cd) and nickel metal hydride (Ni-Mh) rechargeable batteries. Nickel hydroxide is used as cathode material for the production of these batteries, which are mostly used in household goods like power tools, cordless phones or toys but also in new applications like electric bikes. The joint venture has a production capacity in excess of 4,000 tonnes per year.

Umicore will have a 40% share in the joint venture, named Jiangmen Chancsun Umicore Industry Co (JCU), located close to Hong Kong, in Guangdong province. The closing of the transaction is subject to the approval of the new company by the Chinese authorities and is expected by year-end.

Most of Umicore's customers for nickel hydroxide are located in China and this move provides a production capability close to its main customers and in the fastest growing market in the world. In this context Umicore has decided to close its Canadian nickel hydroxide operations.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



JCCC is the fastest-growing Chinese producer of nickel hydroxide and is seen by Umicore as the ideal partner to serve the Chinese market. The combined strengths of Umicore and JCCC, particularly in technology, will provide an ideal platform for the venture to become a major world player in nickel-based battery materials.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*


umicore

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.

----

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels